Exhibit 99.1

VCI Global’s V Gallant Signs Definitive Agreement to Acquire Rights Platform Covering 241,000 Hectares of Indonesian Forestry Assets to Accelerate AI, Carbon Credit and RWA Ecosystem Strategy

Forestry Platform May Potentially Support Future Generation of Millions of Carbon Credits Over Project Lifecycle as AI, Energy, and Sustainability Economies Continue to Converge

June 2, 2026 | Globe Newswire

KUALA LUMPUR, Malaysia, June 2, 2026 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”), through its wholly owned technology and infrastructure subsidiary V Gallant Limited (“V Gallant”), today announced that V Gallant has entered into a definitive agreement to acquire a controlling stake in PT Fine Carbon Credit Indonesia (“FCCI”), an Indonesian carbon asset platform associated with approximately 241,000 hectares of forestry areas across four project sites in Indonesia.

The acquisition expands VCI Global’s AI infrastructure, carbon credit and real-world asset (RWA) ecosystem strategy, further positioning the Company at the convergence of digital infrastructure, sustainability-linked assets and tokenized real-world asset ecosystems.

Management believes the forestry platform may support the future issuance of millions of carbon credits over the project lifecycle, subject to certification, verification methodologies, regulatory approvals and commercialization processes. Voluntary carbon credit prices have recently ranged from approximately US$10 to over US$50 per credit depending on project quality, certification standards and market demand.

VCI Global believes the platform may create strategic synergies across its expanding AI infrastructure, digital infrastructure and RWA ecosystem initiatives, including carbon-linked environmental assets and gold-linked projects. The Company intends to evaluate phased certification, verification and commercialization pathways for the forestry assets in alignment with international carbon market standards.

Management reiterated that VCI Global’s operating model is focused on building scalable platforms, accelerating ecosystem growth and pursuing strategic monetization opportunities, including spin-offs, infrastructure partnerships, strategic transactions and capital market initiatives. The Company currently expects at least one strategic ecosystem spin-off initiative to advance this year as part of its broader platform monetization strategy.

VCI Global believes carbon-linked environmental assets may become an increasingly important component within future AI infrastructure ecosystems as global digital expansion drives greater focus on sustainability, energy efficiency and long-term carbon management.

“Tesla was among the early pioneers demonstrating how carbon credit ecosystems could complement high-growth technology and energy businesses. We believe a similar convergence is taking shape today across the AI infrastructure landscape,” said management of VCIG.

“Global AI infrastructure expansion is accelerating demand for sustainable and carbon-conscious digital ecosystems. We believe carbon-linked environmental assets will become an increasingly strategic component within next-generation AI infrastructure and digitally enabled RWA ecosystems,” said Audrey Liu, Chief Executive Officer of V Gallant Limited.

“With approximately 241,000 hectares of forestry assets across Indonesia, this platform strengthens our long-term AI infrastructure, carbon credit and RWA ecosystem strategy while supporting regional sustainability initiatives and the preservation of critical rainforest ecosystems.”

VCI Global believes the transaction further strengthens its long-term positioning within the emerging convergence of AI infrastructure, sustainability-linked assets and digitally enabled RWA ecosystems.

Under the definitive agreement, the transaction consideration will be satisfied through the issuance of V Gallant Class A and Class B Shares, subject to customary closing conditions, milestone-based verification procedures and shareholder protection mechanisms.

The Company will continue conducting technical, legal, and operational due diligence prior to final completion of the transaction and will provide further updates as material developments occur.

About V Gallant Limited

V Gallant Limited is a subsidiary of VCI Global Limited (NASDAQ: VCIG), is a Malaysian-based provider of AI infrastructure, GPU-as-a-Service, and cybersecurity solutions. As an integrated artificial intelligence (AI) infrastructure and solutions company, V Gallant is dedicated to making advanced AI usable, scalable, and accessible for individuals, startups, and enterprises. At the heart of its mission is lowering technical and cost barriers that hinder broad AI adoption and deployment.

The company's ecosystem combines privacy-first analytics with flexible compute resources and hands-on engineering services. Key offerings include Intelli-X, a scalable analytics and intelligent insights platform; Compute-X, which delivers pre-configured GPU servers with flexible rent-to-own options; and the GPU Lounge, a collaborative workspace providing on-demand access to cutting-edge compute infrastructure. In addition, V Gallant's in-house consultancy team partners with clients to design, develop, and deploy tailored AI solutions backed by local engineering support.

Serving business and community needs across Malaysia and beyond, V Gallant democratises AI adoption through integrated infrastructure, shared resources, and innovative solutions that scale with organisational ambitions.

For more information, kindly visit: https://vgallant.ai/

About VCI Global Limited

VCI Global Limited (NASDAQ: VCIG) is an AI-native operating platform designed to scale and optimize businesses through centralized intelligence, data, and capital discipline.

The Company operates a platform-based model in which subsidiaries, affiliates, and portfolio companies plug into VCI Global’s centralized AI, data, governance, and capital allocation systems, enabling faster execution, improved capital efficiency, and scalable growth across multiple industries.

VCI Global’s platform centralizes AI-enabled execution, standardized KPI frameworks, financial and governance controls, and strategic capital allocation, while operating businesses focus on revenue generation, customer relationships, and local execution.

The Company maintains exposure across advisory, AI, and digital infrastructure, digital assets, energy, automotive, and consumer sectors, and continuously evaluates opportunities to scale, spin off, divest, or discontinue businesses based on performance, scalability, and return on capital.

VCI Global’s platform-centric approach is designed to enhance productivity, improve IPO readiness, and unlock long-term value through disciplined growth and selective capital deployment.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co

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